Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Second Quarter 2013 Financial Results

SHANGHAI, China, August 8, 2013 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2013 ended June 30, 2013.

Second Quarter 2013 Financial Highlights:
- Total revenues increased 12.2% over Q2 2012 to RMB404.4 million (US$65.9 million), within the Company’s guidance range
- Online recruitment services revenues increased 14.3% over Q2 2012 to RMB269.5 million (US$43.9 million)
- Gross margin increased to 73.7% compared with 72.6% in Q2 2012
- Income from operations increased 5.9% over Q2 2012 to RMB125.5 million (US$20.4 million)
- Fully diluted earnings per common share were RMB1.99 (US$0.65 per ADS)
- Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.28 (US$0.74 per ADS), within the Company’s guidance range
- Cash and short-term investments increased to RMB2,872.0 million (US$468.0 million) as of June 30, 2013

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Building on the momentum of an active post-Chinese New Year period, market demand for our online recruitment services maintained a positive trend in the second quarter. Through strengthened sales and marketing efforts, we made further strides in expanding our corporate customer base, achieving 25% year-over-year growth in the number of unique online employers. Recent feedback we have received from enterprises continues to be favorable regarding their hiring plans for white collar workers. We remain optimistic about market outlook as we focus on strategy execution and capturing opportunities in the evolving HR services industry in China.”

Second Quarter 2013 Unaudited Financial Results
Total revenues for the second quarter ended June 30, 2013 were RMB404.4 million (US$65.9 million), an increase of 12.2% from RMB360.4 million for the same quarter in 2012.

Online recruitment services revenues for the second quarter of 2013 were RMB269.5 million (US$43.9 million), representing a 14.3% increase from RMB235.9 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 25.1% to 231,011 in the second quarter of 2013 compared with 184,667 in the same quarter of the prior year driven by aggressive customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 8.6% in the second quarter of 2013 as compared to the same quarter in 2012 due to a greater number of new customers and employers who purchased lower priced services.

Print advertising revenues for the second quarter of 2013 decreased 50.1% to RMB11.0 million (US$1.8 million) compared with RMB22.1 million for the same quarter in 2012 primarily due to the ongoing shift in demand away from print advertising services. The estimated number of print advertising pages generated in the second quarter of 2013 declined 46.5% to 355 from 664 pages in the same quarter in 2012. In addition, due to the Company’s strategic decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to five as of June 30, 2013 compared with ten cities as of June 30, 2012.

Other human resource related revenues for the second quarter of 2013 increased 20.8% to RMB123.8 million (US$20.2 million) from RMB102.5 million in the same quarter of 2012 primarily due to greater customer adoption and usage of business process outsourcing and training services.

Gross profit for the second quarter of 2013 increased 14.0% to RMB286.0 million (US$46.6 million) from RMB250.8 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 73.7% in the second quarter of 2013 compared with 72.6% in the same quarter in 2012.

Operating expenses for the second quarter of 2013 increased 21.3% to RMB160.6 million (US$26.2 million) from RMB132.4 million for the same quarter of 2012. Sales and marketing expenses for the second quarter of 2013 increased 25.1% to RMB111.1 million (US$18.1 million) from RMB88.8 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions, and greater advertising and promotion expenses. General and administrative expenses for the second quarter of 2013 increased 13.4% to RMB49.4 million (US$8.1 million) from RMB43.6 million in the second quarter of 2012 primarily due to higher employee compensation, office and depreciation expenses.

Income from operations for the second quarter of 2013 increased 5.9% to RMB125.5 million (US$20.4 million) from RMB118.4 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 32.3% in the second quarter of 2013 compared with 34.3% in the same quarter of 2012. Excluding share-based compensation expense, operating margin would be 36.2% in the second quarter of 2013 compared with 37.5% in the same quarter of 2012.

Net income for the second quarter of 2013 increased 4.0% to RMB119.2 million (US$19.4 million) from RMB114.6 million for the same quarter in 2012. Fully diluted earnings per common share for the second quarter of 2013 were RMB1.99 (US$0.32) compared with RMB1.93 for the same quarter in 2012. Fully diluted earnings per ADS for the second quarter of 2013 were RMB3.98 (US$0.65) compared with RMB3.86 in the second quarter of 2012.

In the second quarter of 2013, the Company recognized total share-based compensation expense of RMB14.8 million (US$2.4 million) compared with RMB11.2 million in the second quarter of 2012. The Company also recognized a loss from foreign currency translation of RMB2.4 million (US$0.4 million) in the second quarter of 2013 compared with a gain of RMB1.0 million in the second quarter of 2012.

Excluding share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the second quarter of 2013 increased 9.3% to RMB136.4 million (US$22.2 million) compared with RMB124.9 million for the second quarter of 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB2.28 (US$0.37) in the second quarter of 2013 compared with RMB2.10 in the second quarter of 2012. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2013 were RMB4.56 (US$0.74) compared with RMB4.21 in the second quarter of 2012.

Six Months 2013 Unaudited Financial Results
Total revenues for the six months ended June 30, 2013 were RMB784.7 million (US$127.9 million), an increase of 5.9% from RMB741.2 million for the same period in 2012. Income from operations for the six months ended June 30, 2013 decreased 3.3% to RMB241.0 million (US$39.3 million) from RMB249.2 million for the same period in 2012.

Net income for the six months ended June 30, 2013 decreased 3.0% to RMB228.0 million (US$37.2 million) from RMB235.1 million for the same period in 2012. Fully diluted earnings per common share for the six months ended June 30, 2013 was RMB3.81 (US$0.62) compared with RMB3.96 for the same period in 2012. Fully diluted earnings per ADS for the six months ended June 30, 2013 were RMB7.63 (US$1.24) compared with RMB7.92 for the same period in 2012.

Excluding share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the six months ended June 30, 2013 increased 1.1% to RMB260.1 million (US$42.4 million) from RMB257.2 million for the six months ended June 30, 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB4.35 (US$0.71) for the six months ended June 30, 2013 compared with RMB4.33 in the same period in 2012. Non-GAAP adjusted fully diluted earnings per ADS for the six months ended June 30, 2013 were RMB8.70 (US$1.42) compared with RMB8.67 in the same period in 2012.

As of June 30, 2013, the Company had cash and short-term investments totaling RMB2,872.0 million (US$468.0 million) compared with RMB2,531.4 million as of December 31, 2012. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook
Based on current market conditions and an expected significant year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the third quarter of 2013 is in the estimated range of RMB405 million to RMB420 million (US$66.0 million to US$68.4 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2013 is in the estimated range of RMB2.10 to RMB2.25 per common share (US$0.68 to US$0.73 per ADS). The Company expects total share-based compensation expense in the third quarter of 2013 to be approximately RMB18 million to RMB19 million (US$2.9 million to US$3.1 million).

Other Company News
In June 2013, the Company discontinued the publication of 51job Weekly in Guangzhou but continues to maintain its facilities and all other operations in the city.

In July 2013, the Company completed the acquisition of a new, 12,900 square meter office building in Wuhan to accommodate its growing sales and customer service team. The total purchase price for the building was RMB69.7 million (US$11.4 million), which was funded from the Company’s existing cash resources. The Company had already made several installment payments to the seller in 2011 and 2012 for this purchase and paid the remaining balance of RMB7.6 million (US$1.2 million) this year. The Company is making plans to prepare, outfit and furnish the premises for occupancy in 2014.

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.1374 to US$1.00, the noon buying rate on June 28, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information
Management will hold a conference call at 9:00 p.m. Eastern Time on August 8, 2013 (9:00 a.m. Shanghai / Hong Kong time zone on August 9, 2013) to discuss its second quarter 2013 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4632162 and the following telephone numbers:

US: +1-888-549-7880

Hong Kong: +852-3009-5027

International: +1-480-629-9770

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss/gain from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss/gain is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and loss/gain from foreign currency translation, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement
Statements in this release regarding targets for the third quarter of 2013, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2013; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2013 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2012	June 30, 2013	June 30, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
Revenues:
Online recruitment services	235,861	269,533		43,917
Print advertising	22,098	11,020		1,795
Other human resource related revenues	102,469	123,808		20,173

Total revenues	360,428	404,361		65,885
Less: Business and related tax	(15,094)	(16,391)		(2,671)

Net revenues	345,334	387,970		63,214
Cost of services (Note 2)	(94,503)	(101,949)		(16,611)

Gross profit	250,831	286,021		46,603

Operating expenses:
Sales and marketing (Note 3)	(88,803)	(111,117)		(18,105)
General and administrative (Note 4)	(43,584)	(49,438)		(8,055)

Total operating expenses	(132,387)	(160,555)		(26,160)

Income from operations	118,444	125,466		20,443
Gain (Loss) from foreign currency translation	960	(2,390)		(389)
Interest and investment income	15,383	18,572		3,026
Other income	2,774	2,879		469

Income before income tax expense	137,561	144,527		23,549
Income tax expense	(22,948)	(25,291)		(4,121)

Net income	114,613	119,236		19,428

Other comprehensive income:
Currency translation adjustments	(18)	(3)		(0)

Comprehensive income	114,595	119,233		19,428

Earnings per share:
Basic	1.99	2.04		0.33
Diluted	1.93	1.99		0.32
Earnings per ADS (Note 5):
Basic	3.98	4.08		0.66
Diluted	3.86	3.98		0.65
Weighted average number of common shares outstanding:
Basic	57,573,988	58,400,383		58,400,383
Diluted	59,339,624	59,899,196		59,899,196

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1374 to US$1.00 on June 28, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,795 and RMB2,375 (US$387) for the three months ended June 30, 2012 and 2013, respectively.

3.	Includes share-based compensation expense of RMB1,543 and RMB2,041 (US$333) for the three months ended June 30, 2012 and 2013, respectively.

4.	Includes share-based compensation expense of RMB7,867 and RMB10,403 (US$1,695) for the three months ended June 30, 2012 and 2013, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2012	June 30, 2013	June 30, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
Revenues:
Online recruitment services	464,940	517,564		84,330
Print advertising	69,906	35,822		5,837
Other human resource related revenues	206,394	231,350		37,695

Total revenues	741,240	784,736		127,862
Less: Business and related tax	(32,289)	(32,037)		(5,220)

Net revenues	708,951	752,699		122,642
Cost of services (Note 2)	(194,836)	(201,312)		(32,801)

Gross profit	514,115	551,387		89,841

Operating expenses:
Sales and marketing (Note 3)	(179,172)	(212,550)		(34,632)
General and administrative (Note 4)	(85,735)	(97,858)		(15,944)

Total operating expenses	(264,907)	(310,408)		(50,576)

Income from operations	249,208	240,979		39,265
Gain (Loss) from foreign currency translation	798	(3,791)		(618)
Interest and investment income	29,597	35,849		5,841
Other income	2,788	3,019		492

Income before income tax expense	282,391	276,056		44,980
Income tax expense	(47,270)	(48,028)		(7,826)

Net income	235,121	228,028		37,154

Other comprehensive income:
Currency translation adjustments	(21)	(0)		(0)

Comprehensive income	235,100	228,028		37,154

Earnings per share:
Basic	4.10	3.92		0.64
Diluted	3.96	3.81		0.62
Earnings per ADS (Note 5):
Basic	8.20	7.84		1.28
Diluted	7.92	7.63		1.24
Weighted average number of common shares outstanding:
Basic	57,349,518	58,153,065		58,153,065
Diluted	59,340,203	59,802,414		59,802,414

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1374 to US$1.00 on June 28, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB3,497 and RMB4,531 (US$738) for the six months ended June 30, 2012 and 2013, respectively.

3.	Includes share-based compensation expense of RMB3,006 and RMB3,895 (US$635) for the six months ended June 30, 2012 and 2013, respectively.

4.	Includes share-based compensation expense of RMB16,364 and RMB19,853 (US$3,235) for the six months ended June 30, 2012 and 2013, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2012	June 30, 2013	June 30, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
GAAP income before income tax expense	137,561	144,527		23,549
Add back: Share-based compensation expense	11,205	14,819		2,415
Add back: (Gain) Loss from foreign currency translation	(960)	2,390		389

Non-GAAP income before income tax expense	147,806	161,736		26,353
GAAP income tax expense	(22,948)	(25,291)		(4,121)
Tax impact of share-based compensation expense and gain (loss) from foreign currency translation	1	1		0

Non-GAAP income tax expense	(22,947)	(25,290)		(4,121)

Non-GAAP adjusted net income	124,859	136,446		22,232

Non-GAAP adjusted earnings per share:
Basic	2.17	2.34		0.38
Diluted	2.10	2.28		0.37
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.34	4.67		0.76
Diluted	4.21	4.56		0.74
Weighted average number of common shares outstanding:
Basic	57,573,988	58,400,383		58,400,383
Diluted	59,339,624	59,899,196		59,899,196

	For the Six Months Ended
	June 30, 2012	June 30, 2013	June 30, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
GAAP income before income tax expense	282,391	276,056		44,980
Add back: Share-based compensation expense	22,867	28,279		4,608
Add back: (Gain) Loss from foreign currency translation	(798)	3,791		618

Non-GAAP income before income tax expense	304,460	308,126		50,206
GAAP income tax expense	(47,270)	(48,028)		(7,826)
Tax impact of share-based compensation expense and gain (loss) from foreign currency translation	1	(0)		(0)

Non-GAAP income tax expense	(47,269)	(48,028)		(7,826)

Non-GAAP adjusted net income	257,191	260,098		42,380

Non-GAAP adjusted earnings per share:
Basic	4.48	4.47		0.73
Diluted	4.33	4.35		0.71
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	8.97	8.95		1.46
Diluted	8.67	8.70		1.42
Weighted average number of common shares outstanding:
Basic	57,349,518	58,153,065		58,153,065
Diluted	59,340,203	59,802,414		59,802,414

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1374 to US$1.00 on June 28, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	June 30,	June 30,
	2012	2013	2013
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
ASSETS
Current assets:
Cash	1,122,557	1,069,981		174,338
Restricted cash	14,468	56,183		9,154
Short-term investments	1,408,845	1,802,068		293,621
Accounts receivable (net of allowance of RMB3,260 and RMB3,657 as of December 31, 2012 and June 30, 2013, respectively)	52,688	34,559		5,631
Prepayments and other current assets	280,242	362,543		59,071
Deferred tax assets, current	8,643	6,542		1,066

Total current assets	2,887,443	3,331,876		542,881

Property and equipment, net	280,657	347,468		56,615
Intangible assets, net	3,919	4,101		668
Other long-term assets	69,343	7,450		1,214
Deferred tax assets, non-current	—	1,599		260

Total non-current assets	353,919	360,618		58,757

Total assets	3,241,362	3,692,494		601,638

LIABILITIES
Current liabilities:
Accounts payable	17,146	23,280		3,793
Salary and employee related accrual	48,450	36,780		5,993
Taxes payable	65,858	67,345		10,973
Advance from customers	338,330	398,168		64,875
Other payables and accruals	103,565	178,538		29,090

Total current liabilities	573,349	704,111		114,724

Deferred tax liabilities, non-current	1,985	2,257		368

Total liabilities	575,334	706,368		115,092

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 57,786,679 and 58,779,667 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	48	48		8
Additional paid-in capital	1,152,174	1,244,245		202,732
Statutory reserves	6,944	6,569		1,070
Accumulated other comprehensive income	1,629	1,628		265
Retained earnings	1,505,233	1,733,636		282,471

Total shareholders’ equity	2,666,028	2,986,126		486,546

Total liabilities and shareholders’ equity	3,241,362	3,692,494		601,638

Note 1:
The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1374 to US$1.00 on June 28, 2013 in
New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.